SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (the “Company” or “Net”), a publicly held company, with headquarters at the city and state of São Paulo, at Rua Verbo Divino nº 1.356 - 1º andar, Chácara Santo Antônio, Corporate Taxpayers’ Identification (CNPJ/MF) 00.108.768/0001-65, publicly announces, in compliance with CVM Instruction # 358/02, the following information, which was received today from the following Net shareholders: Globo Comunicações e Participações S.A. (“Globopar”), Distel Holding S.A. (“Distel”) (Globopar and Distel, together, the “Globopar Parties”) and RBS Participações S.A. (“RBS”).

On November 22, 2004, the Globopar Parties and RBS entered into an agreement pursuant to which the Globopar Parties agreed to transfer 51,704,008 (fifty-one million, seven hundred and four thousand and eight) of the Company’s preferred shares held by the Globopar Parties to RBS, representing 2.55% of the Company’s total capital, and RBS agreed to transfer an equal number of the Company’s common shares held by RBS to the Globopar Parties, representing 6.24% of Net’s voting capital and 2.55% of its total capital (the “Exchange Agreement”). Additionally, RBS has agreed to grant the Globopar Parties RBS’s preference rights with respect to the subscription of any new common shares that may be issued by Net. These preference rights relate to the Company’s common shares that will continue to be held by RBS after the aforementioned share exchange.

The Globopar Parties have agreed to offer the abovementioned common shares and preference rights held by RBS to BNDES Participações S.A. (“BNDESPAR”), the remaining shareholder under Net’s current Shareholders’ Agreement. In the event BNDESPAR exercises its preference rights, BNDESPAR will become a party to the Exchange Agreement and both Globopar and BNDESPAR will share proportionally with respect to the exercised preference rights and in accordance with the terms of the Exchange Agreement.

The exchange will be concluded no later than December 23rd, 2004 and therefore all the rights and duties of RBS, as a party to Net’s current Shareholders’ Agreement, will cease to exist.

The exchange will be communicated to the relevant government agencies.

São Paulo, November 24, 2004.

Leonardo P. Gomes Pereira
Diretor de Relações com Investidores
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.